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                        CENTURY CAPITAL MANAGEMENT, LLC
                         100 Federal Street, 29th Floor
                                Boston, MA 02110

BY EDGAR

February 22, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Dominic J. Minore

Re:      Century Capital Management Trust (File Nos. 333-86067 and 811-09561)

Dear Mr. Minore:

On behalf of Century Capital Management Trust (the "Trust"), I am writing to respond to the staff's comments made to me by telephone on February 16, 2005 relating to Post-Effective Amendment No. 12 to the Registration Statement of the Trust, which was filed with the Securities and Exchange Commission ("SEC") on December 23, 2004 under Rule 485(a) of the Securities Act of 1933, as amended.

Set forth below is a summary of the comments communicated to me via telephone and the Trust's responses thereto.

PROSPECTUS

1. RISK DISCLOSURE. Century Small Cap Select Fund typically invests 80% of its assets in securities of issuers based in North America, including Bermuda. Are there any risks particular to issuers in North America and Bermuda that are not addressed in the foreign securities risk disclosure?

Response: The current disclosure describes the principal risks of investing in the Fund, including the risks associated with investing in securities of issuers based in North America, including Bermuda. Such risks are described under the headings "Liquidity Risk," "Foreign Security Risk" and "Currency Risk." The Trust does not believe that there are additional material risks particular to issuers in North America and/or Bermuda that require further disclosure.

2. FEE TABLE. After the line item "Total Annual Operating Expenses" in the fee table for Century Small Cap Select Fund, add a line item with the heading "Less Fee Waivers/ Reimbursements."

Response:  The requested change has been made.

3. FEE TABLE. Footnote 4 to the fee table for Century Small Cap Select Fund indicates that the Adviser may bear organizational and operational expenses of the Fund, subject to reimbursement by the Fund or its respective class. Typically, the ability of the Adviser to bear organizational expenses is limited to a 3-year period.

Response: The Adviser is no longer bearing organizational expenses of the Fund and, accordingly, the footnote has been revised to delete the reference.

4. FINANCIAL HIGHLIGHTS. Re-format the financial highlights chart to clarify that the fiscal year end of Century Shares Trust changed from December 31 to October 31 in 2002, and include financial information for the fiscal year ended October 31, 2004 for both Funds.

Response:  The requested changes have been made.

5. MARKET TIMING POLICY. Describe all policies related to market timing that have been adopted by the Funds and specifically state whether the Funds accommodate frequent purchases and redemptions by Fund shareholders.

Response: The disclosure has been revised to list all of the policies that have been adopted by the Funds to discourage market timing and to indicate that the Funds do not knowingly accommodate frequent purchases and redemptions by shareholders.

6. PAYMENT FOR REDEEMED SHARES. Clarify the statement that payment for redeemed shares may be made by "an alternate method."

Response: The disclosure has been revised to indicate that payment will normally be made by check but, in the alternative, payment may be made by wire transfer.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

7. DISCLOSURE OF PORTFOLIO HOLDINGS. Modify the disclosure to address the following issues: (i) include a list of all service providers who may receive portfolio holdings information before it is made publicly available; (ii) disclose any procedures in place to monitor the use of such information by such service providers; (iii) clarify that the Chief Compliance Officer, or, in his absence, the Chief Executive Officer, may authorize disclosure of portfolio holdings information in accordance with the policy and procedures described in the SAI; (iv) clarify the role of the Chief Compliance Officer with respect to monitoring compliance with the Advisers' and/or Funds' policy regarding the disclosure of portfolio holdings; and (v) describe procedures to address conflicts.

Response to Comment 7(i): The disclosure has been modified to indicate that the Funds' Adviser, custodian, independent public accounting firm, pricing agents, proxy voting service provider and other service providers who require access to the information in order to fulfill their duties to the Funds may receive nonpublic portfolio holdings information, subject to the following requirements: (i) the Funds' Chief Compliance Officer must make a good faith determination that there is a legitimate business purpose for providing the information and that the disclosure is in the best interests of the Funds; (ii) the information that may be disclosed must be limited to that which is reasonably necessary in connection with the services to be provided; and (iii) the recipient must agree to keep the information confidential until it becomes publicly available and agree not to trade on the information.

Response to Comment 7(ii): Because service providers may receive nonpublic portfolio holdings information only under limited circumstances and must agree to keep the information confidential and agree not to trade on the information, the Funds have not adopted specific procedures to monitor the use of such information by service providers.

Response to Comment 7(iii): The disclosure has been modified to indicate that the Chief Compliance Officer, or, in his absence, the Chief Executive Officer, may authorize disclosure of portfolio holdings information in accordance with the policy and procedures described in the SAI.

Response to Comment 7(iv): The disclosure has been modified to indicate that the Funds' Adviser has adopted procedures to implement the policy and procedures adopted by the Funds. It is the responsibility of the Chief Compliance Officer to monitor compliance with the procedures adopted by the Adviser and the Funds and to provide periodic reports to the Board of Trustees.

Response to Comment 7(v): As disclosed in the SAI, the Funds procedures permit the disclosure of nonpublic portfolio holdings information only if: (i) the Funds' Chief Compliance Officer makes a good faith determination that there is a legitimate business purpose for providing the information and that the disclosure is in the best interests of the Funds; (ii) the information that may be disclosed is limited to that which is reasonably necessary in connection with the services to be provided; and (iii) the recipient agrees to keep the information confidential until it becomes publicly available and agrees not to trade on the information provided. Furthermore, the Funds' procedures prohibit the dissemination of nonpublic portfolio holdings information for compensation. The Funds believe that these procedures adequately address conflicts of interests, in particular, as such conflicts would be considered by the Chief Compliance Officer in making his best interest determination.

                                   * * * * *

I have been authorized by the Trust to represent to the staff of the SEC that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Trust represents that it will not assert any such action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Trust further acknowledges that any action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

I believe that this letter addresses the SEC staff's comments. Should you have any further questions, please do not hesitate to call me at 617-482-3060. Thank you for your assistance.

                                            Very truly yours,

                                            /s/ Maureen E. Kane

                                            Maureen E. Kane

cc:      Michelle M. Kelley